Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tower Financial Corporation

SEC Registration Statement No.: 333-192671

The following slides relating to Old National Bancorp’s pending acquisition of Tower Financial Corporation are excerpts from a presentation given by executive officers of Old National to investors and analysts on January 8, 2014 in connection with the announcement of Old National’s proposed merger transaction with United Bancorp, Inc.

*        *        *

Additional Information for Shareholders of Tower Financial Corporation
Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that includes a Proxy Statement of Tower Financial Corporation and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on December 19, 2013.  Shareholders of Tower Financial Corporation are urged to read the Registration
Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information.  A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about
Old National Bancorp and Tower Financial Corporation, may be obtained at the SEC’s Internet site
(http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Tower Financial Corporation by accessing Tower Financial Corporation’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings.”
Old National Bancorp and Tower Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower Financial Corporation in connection with the proposed merger. Information about the directors and executive officers of Old National
Bancorp is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Tower
Financial Corporation is set forth in the proxy statement for Tower Financial Corporation’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Disclosures
Forward-Looking Statement
This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of
1995.  These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefit and other effects of the proposed mergers.  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,”
“intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: market, economic, operational, liquidity, credit and interest rate risks associated with Old
National's business; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan, including the proposed acquisitions of Tower Financial Corporation and United Bancorp, Inc.; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of Old National’s internal controls;
failure or disruption of our information systems; failure to adhere to or significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in Old National’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission.  These forward-looking statements are made only as of the date of this presentation, and Old National undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.
Non-GAAP Financial Measures
These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including
amounts, that are excluded from the most directly comparable measure so calculated and presented.   In this regard, GAAP
refers to generally accepted accounting principles in the United States.  Pursuant to the requirements of Regulation G, Old
National Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

Madison
Watertown
Milwaukee
Muskegon
Norton Shores
Grand Rapids
Holland
Wyoming
Lansing
Waterford
Flint
Warren
Janesville
Kenosha
Beloit
Rockford
Waukegan
Ann Arbor
Livonia
Taylor
Benton Harbor
Portage
Elgin
De Kalb
Chicago
Aurora
Naperville
Gary
Pearl Beach
Toledo
Joliet
Valparaiso
Bowling Green
Ottawa
Kankakee
Warsaw
Findlay
Streator
Pontiac
Logansport
Lima
Peoria
Marion
Bloomington
Hoopeston
Kokomo
Celina
Lafayette
Sidney
Urbana
Anderson
Piqua
Springfield
Crawfordsville
Dayton
Kettering
Charleston
Paris
Terre Haute
Greenwood
Hamilton
Pana
Fairfield
Effingham
Cincinnati
Robinson
Vandalia
Bedford
Olney
Madison
Salem
Maysville
Mount Vernon
Frankfort
Jeffersontown
Fort Knox
Elizabethtown
Henderson
Owensboro
Cape Girardeau
Madisonville
Litchfield
Campbell
Paducah
Bowling Green
ONB
UBMI

Old National Bancorp to Partner With United Bancorp, Inc.
Expansion in Michigan is a key part of
ONB’s strategy.
ONB can leverage UBMI’s expertise in
small business administration lending
throughout ONB’s footprint.
UBMI’s talented mortgage servicing
operation can be expanded across
ONB’s footprint.
United (OTCQB: UBMI) offers 18 branches
and $806 million of deposits in the
Southeastern Michigan area, doubling ONB’s
presence in Michigan.
Includes branches from pending TOFC transaction

Returned to
community
bank model
2004 2005
Sold non-
strategic
market –
Clarksville, TN
– 5 branches
2006
Sold non-
strategic market
– O’Fallon, IL –
1 branch
2007 2008 2009 2010 2011 2012 2013
Acquired St.
Joseph Capital –
Entry into
Northern IN
market
February, 2007
Acquired 65
Charter One
branches
throughout
Indiana
March, 2009
Acquired Monroe
Bancorp – Enhanced
Bloomington, IN
presence
January, 2011
Acquired IN
Community –
Entry into
Columbus, IN
September, 2012
FDIC-assisted
acquisition of
Integra Bank
July, 2011
Sold non-
strategic
market –
Chicago-area -
4 branches
Consolidation of
21 branches
Acquired 24
MI / IN branches
July, 2013
Consolidation
of 2 branches
Consolidation
of 8 branches
Consolidation
of 1 branch
Consolidation
of 10 branches
Consolidation
of 12 branches
Consolidation
of 44 branches
Consolidation
of 5 branches
Sold  12
branches
Consolidation
of 22
branches
Purchased 175 + 25 pending 22 Sold 125 Consolidations
Pending
acquisition
of Tower
Financial –
Enhancing
Ft. Wayne,
IN presence
Transforming Old National’s Landscape
Pending
acquisition of
United
Bancorp –
Entry into
Ann Arbor, MI
2014

MICHIGAN
OLD NATIONAL BANK
We are proud to serve these communities:
INDIANA
OHIO
ILLINOIS
KENTUCKY

MICHIGAN
OLD NATIONAL BANK
We are proud to serve these communities:
INDIANA
OHIO
ILLINOIS
KENTUCKY

8 2004 2014 8 Transforming Old National’s Landscape Pending Tower and United locations

Lake Michigan
Milwaukee
Chicago
Ann Arbor
Lake Michigan
Milwaukee
Chicago

- New markets since 2004
Per SNL Financial
2014 map includes pending Tower locations
Market
MSA Population
Adding Markets with Greater Populations
2004
Bloomington, IN
162,131
Kalamazoo, MI
328,709
South Bend, IN
319,575
Indianapolis, IN
1,913,665
>50k <50k
Counties with Populations
Columbus, IN
77,943
Ft. Wayne, IN
421,029
Lafayette, IN
205,437
Louisville, KY
1,247,256
Ann Arbor, MI
348,690
2014

Pro Forma Capital Ratios
ONB            Projected
9-30-2013
1
at Closing
2
Peer
Group
Average
9-30-2013
3
Tangible Common Equity/Tangible Assets 8.4% 7.6% 8.3%
Tangible Common Equity/Risk Weighted Assets 13.7% 12.0% 11.8%
Tier 1 Risk-Based Capital 14.2% 13.1% 13.1%
Total Risk-Based Capital 15.1% 13.8% 14.8%
1
See Appendix for Non GAAP Reconciliation
3
See Appendix for definition of ONB’s Peer Group
2
Assumes ONB actual ratios at September 30, 2013, plus First Call Street Estimates, Tower transaction closing in 1Q14, and continuation of
$.10 quarterly cash  dividend

(end of period balances- $ in millions)
ONB at
9-30-2013
Projected at
Closing¹
Total Shareholders’ Equity
$1,159.3 $1,395.7
Deduct:  Goodwill and Intangible Assets
(379.3) (607.9)
Tangible Common Shareholders’ Equity
$779.9 $787.8
Total Assets
$9,652.1 $10,942.7
Add:  Trust Overdrafts
.1 0
Deduct:  Goodwill and Intangible Assets
(379.3) (607.9)
Tangible Assets
$9,272.8 $10,334.8
Tangible Common Equity to Tangible Assets
8.41% 7.6%
ONB at
9-30-2013
Projected at
Closing¹
Total Shareholders’ Equity
$1,159.3 $1,395.7
Deduct:  Goodwill and Intangible Assets
(379.3) (607.9)
Tangible Common Shareholders’ Equity
$779.9 $787.8
Risk Adjusted Assets
$5,680.6 $6,554.9
Tangible Common Equity to Risk Weighted Assets
13.73% 12.0%
1
Assumes ONB actual ratios at September 30, 2013, plus First Call Street Estimates, Tower transaction closing in 1Q14, and continuation of
$.10 quarterly cash  dividend
Non-GAAP Reconciliations
(end of period balances- $ in millions)